UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)
                    (X) ANNUAL REPORT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year end December 31, 2002

                                       OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the transition period from _____ to _____

                         COMMISSION FILE NUMBER 0-15786

                       COMMUNITY BANKS, INC., 401(k) PLAN
                            (Full title of the Plan)

                              COMMUNITY BANKS, INC.
                               750 East Park Drive
                              Harrisburg, PA 17111
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)
--------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Community Banks, Inc., 401(k) Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                               COMMUNITY BANKS, INC. 401(k) PLAN

                                               By: /s/  Richard A. Soulies
                                               ---------------------------------
                                               Plan Administrator
Date:  June 30, 2003

EXHIBIT INDEX

EXHIBIT DESCRIPTION

99.1 Certification  Pursuant to 18 U.S.C.  Section 1350, as Adopted  Pursuant to
     Section 906 of the Sarbanes-Oxley Act of 2002

COMMUNITY BANKS, INC., 401(k) PLAN

                       REPORT OF INDEPENDENT ACCOUNTANTS
                            ON FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

To the Trustees
Community Banks, Inc. 401(k) Plan
Millersburg, PA 17061


                          Independent Auditor's Report
                          ----------------------------


We have audited the accompanying statements of net assets available for benefits of Community Banks, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Community Banks, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment at the end of the years and the reportable transactions, together referred to as "supplemental information" are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





CUSTER & CUSTER, P.C.

June 20, 2003


                                         COMMUNITY BANKS INC. 401(k) PLAN
                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                            DECEMBER 31, 2002 AND 2001

                                                                               2002                        2001
ASSETS

Investments:
      Investments at Market Value:


         Interest Bearing Cash & Cash Equivalents                        $          0.00           $     124,486.73
         Taxable Bond Funds                                                         0.00                 278,170.37
         Stock & Bond Funds                                                         0.00               1,546,596.66
         Stock Funds                                                                0.00                 399,737.36
         Common Stock                                                       2,535,507.63               2,069,999.84
         Mutual Fund                                                        4,302,297.48                 844,205.91
                                                                         ---------------           ----------------
            Total Investments                                               6,837,805.11               5,263,196.87

Receivables:
      Employee Contribution                                                         0.00                       0.00
      Employer Contribution                                                 1,389,361.75                 937,428.75

Other Assets
      Participants Loans                                                       81,150.18                  50,582.82
      Cash Surrender Value of Life Insurance                                    5,528.35                       0.00
                                                                         ---------------           ----------------
TOTAL ASSETS                                                             $  8,313,845.39           $   6,251,208.44
                                                                         ===============           ================


LIABILITIES

      Benefits Payable                                                              0.00                       0.00
                                                                         ---------------           ----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                   $  8,313,845.39           $   6,251,208.44
                                                                         ===============           ================


See Accountant's Report and Notes to Financial Statements



                                                  COMMUNITY BANKS INC. 401(k) PLAN
                                          STATEMENT OF CHANGES OF NET ASSETS AVAILABLE FOR
                              PLAN BENEFITS FOR THE PERIOD OF JANUARY 1 TO DECEMBER 31, 2002 AND 2001


                                                                                2002                        2001
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment Income
      Interest and Dividend Earnings:
         Interest Bearing Cash & Cash Equivalents                        $      3,500.75           $       4,119.28
         Taxable Bond Funds                                                    19,409.35                  20,688.19
         Stock & Bond Funds                                                     6,907.66                  11,141.80
         Common Stock                                                          59,583.54                  47,617.64
         Participant Loan Interest                                              5,407.14                   5,570.62
                                                                         ---------------           ----------------
         Total Interest & Dividends                                            94,808.44                  89,137.53

      Realized Capital Gains                                                   90,931.32                   7,754.03
                                                                         ---------------           ----------------
Total Income                                                                  185,739.76                  96,891.56

Contributions:
      Participants                                                            737,263.11                 566,021.54
      Employer                                                              1,389,361.75                 937,428.74
      Rollover and Transfer                                                   969,320.38                  33,208.17
                                                                         ---------------           ----------------
Total Contributions                                                         3,095,945.24               1,536,658.45

Net appreciation in fair market value of investments                          365,441.73                 268,268.87
                                                                         ---------------           ----------------
      TOTAL ADDITIONS                                                       3,647,126.73               1,901,818.88



DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

      Participant benefits                                                    817,806.38                 398,676.15
      Realized Capital Losses                                                 757,584.04                  23,578.13
      Administrative Fees                                                       8,364.84                       0.00
      Life Insurance Premiums                                                     734.52                       0.00
                                                                         ---------------           ----------------
      TOTAL DEDUCTIONS                                                      1,584,489.78                 422,254.28
                                                                         ---------------           ----------------
NET INCREASE IN PLAN ASSETS                                                 2,062,636.95               1,479,564.60

NET ASSETS AVAILABLE FOR PLAN BENEFITS

      Beginning of the Year                                                 6,251,208.44               4,771,643.84
                                                                         ---------------           ----------------
      End of Year                                                        $  8,313,845.39           $   6,251,208.44
                                                                         ===============           ================



See Accountant's Report and Notes to Financial Statements

                        COMMUNITY BANKS, INC. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002


     NOTE A - PLAN DESCRIPTION
     -------------------------

     The following description of the Community Banks, Inc. 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1 General - The Community Banks, Inc. 401(k) Plan was established for the employees of the Community Banks, Inc. on January 1, 1986 as a defined contribution plan providing retirement benefits to all eligible employees . Eligible employees must have completed six months of service with the Company and attained the age of 21. An employee becomes a participant of the Plan on the earlier of the first day of the plan year or the first day of the seventh month of the plan year coinciding with or next following the date you satisfy the eligibility requirements. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

2. Contributions - Each year, participants may elect to defer not less than 1.00% nor more than 20% of their pretax annual compensation. However, the total deferral may not exceed the dollar limit set by law. The limit for 2002 is $ 11,000. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contribution into various investment options offered by the Plan. The plan currently offers a mutual fund with 63 investment choices and a stock investment fund. The Company matches 50% of the participants contribution up to 6% of the employee's compensation. Additional profit sharing amounts may be contributed at the discretion of the Company's Board of Directors. Contributions are subject to Federal limitations.

3. Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of the Plan's earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

4. Vesting - Participants are immediately vested in their contributions and the employer's matching contribution plus actual earnings thereon. Vesting in the employer discretionary profit sharing contribution is based upon continuous years of service. A participant is 100% vested after five years of continuous service.

5. Participant Loans - Participants may apply to the Administrator for a loan from the Plan in an amount not less than $ 1,000. and not greater than one-half of their vested account balance. All loans must bear a reasonable rate of interest and have a definite repayment period which provides for payments to be made not less frequently than quarterly and not to exceed a period of five years unless the loan proceeds are used to acquire a principal residence.

6. Payment of Benefits - On termination of service due to retirement, death or disability, a participant may elect to receive either a single lump-sum or installments over a period of not more than their assumed life expectancy determined at the date of distribution. For termination of service due to other reasons, a participant may receive only the value of the vested interest in his or her account.

                        COMMUNITY BANKS, INC. 401(k) PLAN
                     NOTES TO FINANCIAL STATEMENTS Continued
                                DECEMBER 31, 2002


NOTE B - SUMMARY OF ACCOUNTING POLICIES
---------------------------------------

Basis of Accounting - The plan uses the accrual basis of accounting.

Investment Evaluation - Investments are valued at the last reported sales price on the last business day of the Plan year. Dividend income is recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation of those investments. Purchases and sales of investments are reflected on a trade-date basis. Realized gains or losses on sales of investments are determined on a first-in, first-out basis.

Market Risk - The fair values of the Plan's investments are subject to fluctuations in the prevailing market prices of those investments. As a result, net assets available for benefits may be impacted by changes in economic conditions.

NOTE C - PLAN TERMINATION
-------------------------

While the Company has not expressed any intention to discontinue its contributions, it may do so at any time, subject to penalties set forth by ERISA. In the event such discontinuance resulted in the termination of the Plan, the net assets of the Plan would be allocated to Plan participants and beneficiaries in the order prescribed by ERISA.


NOTE D - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
------------------------------------------------------------

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and to Form 5500:

   Net assets available for benefits per the financial statements    $8,313,845.

   Net assets available for benefits per the Form 5500               $8,313,845.
                                                                     ==========

NOTE E - TAX STATUS
-------------------

The Internal Revenue Service has determined that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and is therefor not subject to income taxes.

                             SUPPLEMENTAL SCHEDULES

                      COMMUNITY BANKS INC. 401(k) PLAN
                         ASSETS HELD FOR INVESTMENT
                             DECEMBER 31, 2002

Investments at Fair Value as Determined by Quoted Market Price

   Shares or                                                        Fair
     Units                Description                               Value
                  Wells Fargo Investments
                  -----------------------
   91534.569      Community Banks Inc - Stocks                   2,535,507.63

                  Mutual Fund
                  -----------
                  Manulife Financial                             4,383,447.66



See Accountant's Report and Notes to Financial Statements


                                           COMMUNITY BANKS INC. 401(k) PLAN
                                              ASSETS HELD FOR INVESTMENT
                                                  DECEMBER 31, 2001

Investments at Fair Value as Determined by Quoted Market Price

       Shares or                                                                   Fair
         Units                    Description                                      Value                        Cost
                   Oppenheimer Funds
                   -----------------
         3942.180  Cash Account                                                    3,942.18                   3,942.18
        74,978.49  Money Market Fund, Inc.                                       120,544.55                 120,544.55

                   Taxable Bond Funds
                   ------------------
       51,494.151  Strategic Income Fund Class A                                 195,677.77                 215,178.05
        8,127.350  Limited-Term Government Fund Class A                           82,492.60                  81,182.41

                   Stock & Bond Funds
                   ------------------
       17,353.221  Quest Opportunity Value Fund Class A                          552,873.62                 583,795.67
       17,257.621  Convertible Securities Fund Class A                           220,207.24                 227,728.09
       23,800.486  Main Street Growth & Income Fund Class A                      773,515.80                 898,568.63

                   Stock Funds
                   -----------
        2,412.861  Discovery Fund Class A                                         95,501.04                 113,026.25
        6,510.514  Global Fund Class A                                           304,236.32                 363,520.62

                       Total Oppenheimer Funds                                 2,348,991.12               2,607,486.45

                   Norwest Investment Service
                   --------------------------
       76,666.661  Community Banks Inc - Stocks                                2,069,999.84               1,699,483.93

                   Annuities
                   ---------
                   Mass Mutual                                                   844,205.91               1,327,221.37
                                                                               ------------               ------------
                      Total FMV of Portfolio                                   5,263,196.87               5,634,191.75
                                                                               ============               ============



See Accountant's Report and Notes to Financial Statements

                        COMMUNITY BANKS INC. 401(k) PLAN
                             REPORTABLE TRANSACTIONS
                 FOR THE YEARS ENDING DECEMBER 31, 2002 AND 2001


Transactions in Excess of Five Percent (5%) of the Current Value of Plan Assets



                    Identity of                    Description    Purchase Price
                  Party Involved                     of Asset        or Cost

Year Ended December 31, 2001
----------------------------
Series Transactions
Oppenheimer Funds:
    Main Street Growth & Income Fund Class A       Mutual Fund       501,645
Community Banks N.A                                Common Stock      504,789



Year Ended December 31, 2001
----------------------------
Series Transactions
Oppenheimer Funds:
    Main Street Growth & Income Fund Class A       Mutual Fund       367,217
Community Banks N.A                                Common Stock      330,064




See Accountant's Report and Notes to Financial Statements